# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crestline Lending Solutions, LLC, CIK 0002035713
CUSIP: 000000000
Title of class of securities: Units of Limited Liability Company Interests
Address of issuer's principal executive offices: 201 Main Street, Suite 2100,, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002106129

## Reporting persons
- Partners Capital Holdings, LLP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 14,578,883.46; sole dispositive power 0; shared dispositive power 14,578,883.46; aggregate amount beneficially owned 14,578,883.46 (85% of the class)
- Partners Capital Investment Group, LLP: type of reporting person: investment adviser (IA), parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 14,578,883.46; sole dispositive power 0; shared dispositive power 14,578,883.46; aggregate amount beneficially owned 14,578,883.46 (85% of the class)
- Partners Capital LLP: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 3,602,258.23; sole dispositive power 0; shared dispositive power 3,602,258.23; aggregate amount beneficially owned 3,602,258.23 (21% of the class)
- Syracuse University: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 1,938,652.35; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,938,652.35 (11.3% of the class)

## Item 1. Issuer
Name of issuer: Crestline Lending Solutions, LLC
Address of issuer's principal executive offices: 201 Main Street, Suite 2100, Fort Worth, TX 76102

## Item 2. Person Filing
Name of person filing:
Partners Capital Holdings, LLP
Partners Capital Investment Group, LLP
Partners Capital LLP
(Collectively, the "Partners Capital Reporting Persons")
Syracuse University
(Collectively with the Partners Capital Reporting Persons, the "Reporting Persons")
Address of principal business office or, if none, residence:
c/o Partners Capital Holdings, LLP
Federal Reserve Plaza
600 Atlantic Ave, 30th Floor
Boston, MA 02210
Citizenship:
Partners Capital Holdings, LLP and Partners Capital Investment Group, LLP: Delaware
Syracuse University: New York
Partners Capital LLP: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Persons, in the aggregate, beneficially own 14,578,883.46 units of limited liability company interests (the "Shares") of Crestline Lending Solutions, LLC (the "Issuer").

Partners Capital LLP, an investment adviser registered with the United Kingdom's Financial Conduct Authority (the "UK FCA"), beneficially owns 3,602,258.23 Shares held in accounts of clients over which Partners Capital LLP has voting and dispositive power.

Partners Capital Investment Group Ltd. is the direct holding company of Partners Capital LLP.

Partners Capital Investment Group, LLP, an investment adviser registered with the U.S. Securities and Exchange Commission, is the direct holding company of Partners Capital Investment Group Ltd. Additionally, Partners Capital Investment Group, LLP beneficially owns 14,578,883.46 Shares held in accounts of clients over which Partners Capital Investment Group, LLP has voting and dispositive power.

Partners Capital Intermediate 3 LLC is a member of Partners Capital Investment Group, LLP.

Partners Capital Intermediate 2 LLC is the sole member of Partners Capital Intermediate 3 LLC.

Partners Capital Intermediate 5 Inc. is the sole member of Partners Capital Intermediate 2 LLC.

Partners Capital Investment Group (Holdings) LLP is the sole shareholder of Partners Capital Intermediate 5 Inc.

Partners Capital Intermediate 6 LLC is a member of Partners Capital Investment Group (Holdings) LLP.

Partners Capital Intermediate 4 Inc. is the sole member of Partners Capital Intermediate 6 LLC.

HCP PCIG LLC is the sole shareholder of Partners Capital Intermediate 4 Inc.

Partners Capital Group Holdings, Inc. is the sole member of HCP PCIG LLC.

Partners Capital Holdings, LLP is the sole shareholder of Partners Capital Group Holdings, Inc. and may be deemed to beneficially own securities beneficially owned by Partners Capital Investment Group, LLP.

Syracuse University is a client of Partners Capital Investment Group, LLP and retains the power to direct the voting of 1,938,652.35 Shares.
Percent of class:
See the information set forth in Row 11 on each cover page.

The percentages herein are calculated based upon a total of 17,146,374.16 outstanding Shares as of September 30, 2025, as set forth in the Tender Offer statement filed on Form Schedule TO that was filed with the Securities and Exchange Commission on December 19, 2025.
Sole power to vote or to direct the vote: See the information set forth in Row 5 on each cover page.
Shared power to vote or to direct the vote: See the information set forth in Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See the information set forth in Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See the information set forth in Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain funds and accounts managed by the Partners Capital Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares. Syracuse University and Mellifera L.P. (together with its general partner, Mellifera GP Ltd.), each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, greater than five percent of the outstanding Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Partners Capital Holdings, LLP: /s/ Olivier Piccoli, General Counsel (02/17/2026)
- Partners Capital Investment Group, LLP: /s/ Olivier Piccoli, General Counsel (02/17/2026)
- Partners Capital LLP: /s/ Olivier Piccoli, General Counsel (02/17/2026)
- Syracuse University: /s/ Scott Kemp, Associate Vice President and Treasurer (02/17/2026)
Comment: 99.1 Joint Filing Agreement by and among the Reporting Persons.